LOWENSTEIN SANDLER PC

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

September 21, 2010

VIA EDGAR AND OVERNIGHT COURIER

Max A Webb, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Tower International, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed September 7, 2010

File No. 333-165200

Dear Mr. Webb:

On behalf of Tower Automotive, LLC (to be converted into Tower International, Inc. and hereinafter referred to as “Tower” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 7 (the “Amendment”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to Tower’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated September 16, 2010, and to reflect other updating changes. In connection with this letter and the filing of the Amendment, we are sending to the Commission, by overnight courier, four courtesy copies of the Amendment marked to show changes from Amendment No. 6 to the Registration Statement as filed on September 7, 2010, and four clean courtesy copies of the Amendment.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Tower. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the pages in Amendment No. 6 to the Registration Statement).

Recent Developments, page 8

1.	We note the sale of senior secured notes by Tower Automotive Holdings USA, LLC and TA Holdings Finance, Inc. The notes are jointly and severally and unconditionally guaranteed by Tower Automotive LLC and by certain existing domestic subsidiaries. To facilitate the readers’ understanding of your company and its structure, please provide an organization chart of your significant subsidiaries in the filing.

Response 1: The Company has included an organization chart on page 9 of the Amendment, under “Ownership and Corporate Structure”. Based on an oral comment that we received from the Staff, the Company has also included on page 8 of the Amendment, under “Recent Developments”, a disclosure regarding the interest rate on the first lien term loan that was retired.

Capitalization, page 44

2.	Please expand your disclosures “on an adjusted basis giving effect to the notes offering” to also explain that you paid $5.5 million compensation to your officers in connection with the closing of the notes offering and that you have also committed to pay an additional $1.2 million under that program on or before August 24, 2011.

Response 2: The Company has added disclosure on pages 15, 45 and 47 of the Amendment explaining that the Company paid $5.5 million to its executive officers and is obligated to pay an additional $1.2 million to certain executive officers.

3.

Please tell us what interest expense would have been for the year ended December 31, 2009 and for the six months ended June 30, 2010 had the notes offering (and retirement of the first lien term loan) occurred on January 1, 2009. Provide your computations in your response. Separately tell us the impact of the forgiveness of the $25 million balance on interest expense for each of these periods.

Response 3: Had the notes offering and the retirement of the first lien term loan occurred on January 1, 2009, (i) the Company would have incurred interest expense of $67.8 million for the year ended December 31, 2009, as compared with $57.9 million actually reflected in the Company’s financial statements, and (ii) the Company would have incurred interest expense of $33.0 million for the six months ended June, 2010, as compared with $27.3 million actually reflected in the Company’s financial statements.

For the year ended December 31, 2009, these numbers were calculated as follows (in thousands):

Actual interest expense as reflected in the Company’s financial statements	$57,882

First lien term loan interest expense (A)(B)	$(36,947)
Senior secured notes interest expense	45,688
Original issue discount interest expense with respect to the senior secured notes	1,832
Change in debt issue cost amortization (C)	(660)

Pro forma interest expense	$67,795

(A)	Subject to Note B, represents the average balance on the first lien term loan, measured quarterly, multiplied by the weighted average annualized interest rate. For the four quarters of calendar year 2009, the average balances (in millions) and weighted average annualized interest rate were:

Quarter Ended	Average Balance	Average Rate
March 31, 2009	$481.7	8.00%
June 30, 2009	475.0	7.88
September 30, 2009	474.1	7.94
December 31, 2009	478.0	7.91

(B)	Adjusted for the first two quarters of calendar year 2009 to exclude interest expense associated with $32,900,000 of debt repurchased in May 2009, as the notes offering would not allow this amount to be retired.
(C)	Represents the difference between the estimated existing debt issue cost amortization of $1,780,000 and the estimated new debt issue cost amortization of $1,120,000.

For the six months ended June 30, 2010, these numbers were calculated as follows (in thousands):

Actual interest expense as reflected in the Company’s financial statements	$27,256

First lien term loan interest expense (A)	$(17,658)
Senior secured notes interest expense	22,844
Original issue discount interest expense with respect to the senior secured notes	916
Change in debt issue cost amortization	(330)

Pro forma interest expense	$33,029

(A)	Represents the average balance on the first lien term loan, measured quarterly, multiplied by the weighted average annualized interest rate. For the first and second quarters of calendar year 2010, the average balances (in millions) and weighted average annualized interest rate were:

Quarter Ended	Average Balance	Average Rate
March 31, 2010	$457.7	7.84%
June 30, 2010	437.1	7.95

On a pro forma basis, the cancellation of $25 million of indebtedness would have reduced the Company’s interest expense by $2,190,000 for the year ended December 31, 2009 and by $1,115,000 for the six months ended June 30, 2010.

The information provided in response to Comment No. 3 is provided supplementally to the Staff.

Unaudited Interim Financial Statements - June 30, 2010

Note 18. Subsequent Events, page F-68

4.	See the last paragraph. Disclose here, in note 7 to Summary Consolidated Financial Data, and in note 9 to the Capitalization Table on page 44, the number of common units of Tower Automotive LLC received in exchange for the cancellation of $25 million of the first lien term loan.

Response 4: Prior to the date on which the $25 million of indebtedness was cancelled, the preferred, common and MIP units of Tower Automotive, LLC were converted into a single class of capital units. Upon the cancellation of the indebtedness, no new capital units were issued. Instead, the vesting was revised with respect to the capital units that are held by the former holder of the MIP units. Under the Company’s Fourth Amended and Restated Limited Liability Company Agreement, such holder is not entitled to receive distributions from the Company until a specified amount of distributions (referred to as the “Reference Amount”) is paid to the other holders of capital units. As a result of the cancellation of indebtedness, the Reference Amount was increased by $25 million. The Company has disclosed this information in the referenced Subsequent Events footnote, in note 7 to the Summary Consolidated Financial Data and in note 9 to the Capitalization table on pages 16, 47 and F-69, respectively, of the Amendment.

5.	Also, see, the sentence “As a result of this transaction, the Company may experience cancellation of indebtedness income in the amount of up to $25 million.” Please clarify your disclosure as to whether or not the recording of cancellation of indebtedness income is for book and/or tax purposes, given that for book purposes, the debt was exchanged for a like amount of equity. In this regard, please tell us how you will compute and record “cancellation of indebtedness income” for financial statement book purposes.

Response 5: This disclosure was intended to refer to tax consequences only. The Company expects to utilize net operating losses to offset the taxable income. There will be no financial statement impact due to the valuation allowance in place on those net operating losses. For financial statement purposes, this transaction will be treated as a capital transaction, with no income statement impact. The Company has revised its disclosures on pages 57 and F-69 of the Amendment to provide this clarification.

Age of Financial Statements

6.	Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Response 6: The Company is aware of the financial statement updating requirements cited by the Staff.

Consents of Independent Registered Public Accounting Firm

7.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response 7: The Company has filed consents of the applicable accounting firms with Amendment No. 7 to the Registration Statement. The Company acknowledges that it is aware of the requirements of Rule 402 of Regulation C.

*    *    *    *    *

As requested in the Comment Letter, in the event that Tower requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tower from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Tower may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Peter H. Ehrenberg (at 973-597-2350) or Michael J. Reinhardt (at 973-597-2552) of this office.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

cc:	Securities and Exchange Commission

J. Nolan McWilliams, Esq.

Ms. Beverly Singleton

Ms. Margery Reich

Tower

Mr. Mark Malcolm

Mr. James Gouin

Mr. Jeffrey Kersten

Ms. Nanette Dudek

Davis Polk

Joseph Hall, Esq.